UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Jack in the Box Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

466367109
(CUSIP Number)

Robb LeMasters
Blue Harbour Group, LP
646 Steamboat Road
Greenwich, Connecticut 06830
(203) 422-6540

with a copy to:
Douglas A. Rappaport, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
(212) 872-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466367109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,847,547 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,847,547 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,847,547 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)
14	TYPE OF REPORTING PERSON PN, IA

(1)	Based on 27,255,503 shares of common stock of the Issuer outstanding as of August 3, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 9, 2018.

CUSIP No. 466367109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,847,547 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,847,547 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,847,547 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1)
14	TYPE OF REPORTING PERSON OO, HC

(1)	Based on 27,255,503 shares of common stock of the Issuer outstanding as of August 3, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 9, 2018.

CUSIP No. 466367109	SCHEDULE 13D

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,847,547 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,847,547 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,847,547 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN, HC

(1)	Based on 27,255,503 shares of common stock of the Issuer outstanding as of August 3, 2018, as reported in the Issuer's Form 10-Q filed with the SEC on August 9, 2018.

SCHEDULE 13D

Item 1. SECURITY AND ISSUER

 This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value (the "Common Stock"), of Jack in the Box Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive office is 9330 Balboa Avenue, San Diego, California 92123.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. IDENTITY AND BACKGROUND

 (a) This Schedule 13D is being filed by and on behalf of (i) Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), (ii) Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and (iii) Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins").  Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

 (b) The principal business address of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address.

 (c) Manager is principally involved in the business of providing investment advisory and investment management services to certain private investment funds and/or managed accounts (the "Funds").  Manager GP is principally involved in the business of serving as the general partner of Manager. Mr. Robbins is the Chief Executive Officer of Manager.

 (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) The Manager is a Delaware limited partnership. Manager GP is a Delaware limited liability company. Mr. Robbins is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 The Reporting Persons used approximately $147,469,846.94 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

 The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Funds, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4. PURPOSE OF TRANSACTION

 The shares of Common Stock directly held by the Funds and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the ordinary course of business. The Reporting Persons acquired beneficial ownership of the shares of Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

 The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

 The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,847,547 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 6.8% of the outstanding Common Stock. All percentages set forth herein are based on 27,255,503 shares of common stock of the Issuer outstanding as of August 3, 2018, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) all shares of Common Stock that are owned beneficially by the Reporting Persons.  Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares of Common Stock for all other purposes.

The Funds have delegated to Manager sole voting and investment power over the securities held directly by the Funds. As a result, each of Manager, Manager GP, as the general partner of Manager, and Mr. Robbins, as Chief Executive Officer of Manager, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. The Funds specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of such delegation to Manager.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

 (d) Not applicable.

 (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

 Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the shares of Common Stock.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Description

99.1	Agreement as to Joint Filing of Schedule 13D, dated November 9, 2018, by and among Manager, Manager GP and Mr. Robbins.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 9, 2018

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
CLIFTON S. ROBBINS

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Funds) in the past sixty days.  All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/17/2018	1,966	83.50
9/17/2018	2,801	83.50
9/17/2018	1,439	83.50
9/28/2018	5,732	83.50
9/28/2018	8,168	83.50
9/28/2018	4,194	83.50
10/1/2018	5,092	83.50
10/1/2018	32,430	82.80
10/1/2018	29,771	82.85
10/1/2018	6,853	83.50
10/1/2018	43,650	82.80
10/1/2018	40,071	82.85
10/1/2018	3,755	83.50
10/1/2018	23,920	82.80
10/1/2018	21,958	82.85
10/2/2018	32,430	82.93
10/2/2018	5,902	82.83
10/2/2018	43,650	82.93
10/2/2018	7,944	82.83
10/2/2018	23,920	82.93
10/2/2018	4,354	82.83
10/5/2018	65	82.98
10/5/2018	87	82.98
10/5/2018	48	82.98
10/10/2018	3,846	82.73
10/10/2018	5,177	82.73
10/10/2018	2,837	82.73
10/11/2018	28,584	82.60
10/11/2018	16,215	81.97
10/11/2018	12,620	81.92
10/11/2018	38,473	82.60
10/11/2018	21,825	81.97
10/11/2018	16,987	81.92
10/11/2018	21,083	82.60
10/11/2018	11,960	81.98
10/11/2018	9,308	81.92

10/12/2018	9,729	81.84
10/12/2018	4,498	81.50
10/12/2018	13,095	81.84
10/12/2018	6,055	81.50
10/12/2018	7,176	81.84
10/12/2018	3,318	81.50
10/15/2018	680	81.50
10/15/2018	915	81.50
10/15/2018	501	81.50
10/17/2018	1,181	81.49
10/17/2018	1,591	81.49
10/17/2018	872	81.49
10/18/2018	14,545	81.45
10/18/2018	5,657	81.22
10/18/2018	25,635	80.40
10/18/2018	18,670	81.45
10/18/2018	7,261	81.22
10/18/2018	32,902	80.40
10/18/2018	11,045	81.45
10/18/2018	4,296	81.22
10/18/2018	19,463	80.40
10/19/2018	48,645	78.01
10/19/2018	65,475	78.01
10/19/2018	35,880	78.01
10/22/2018	32,430	77.82
10/22/2018	15,112	77.87
10/22/2018	43,650	77.82
10/22/2018	20,341	77.87
10/22/2018	23,920	77.82
10/22/2018	11,147	77.87
10/23/2018	19,458	77.00
10/23/2018	4,540	77.01
10/23/2018	26,190	77.00
10/23/2018	6,111	77.01
10/23/2018	14,352	77.00
10/23/2018	3,349	77.01
10/24/2018	24,128	75.45
10/24/2018	32,476	75.45
10/24/2018	17,796	75.45
10/25/2018	422	75.43
10/25/2018	685	75.50
10/25/2018	567	75.43
10/25/2018	923	75.50
10/25/2018	311	75.43
10/25/2018	506	75.50
10/26/2018	16,215	76.30
10/26/2018	21,107	76.86
10/26/2018	14,918	78.13
10/26/2018	21,825	76.30

10/26/2018	28,410	76.86
10/26/2018	20,079	78.13
10/26/2018	11,960	76.30
10/26/2018	15,569	76.86
10/26/2018	11,003	78.13
10/30/2018	7,607	77.95
10/30/2018	665	76.50
10/30/2018	5,083	77.32
10/30/2018	19,535	79.36
10/30/2018	10,032	77.95
10/30/2018	876	76.50
10/30/2018	6,704	77.32
10/30/2018	25,760	79.36
10/30/2018	4,958	77.95
10/30/2018	433	76.50
10/30/2018	3,313	77.32
10/30/2018	12,733	79.36
10/31/2018	10,099	78.79
10/31/2018	496	78.50
10/31/2018	25,627	78.92
10/31/2018	13,318	78.79
10/31/2018	655	78.50
10/31/2018	33,794	78.92
10/31/2018	6,583	78.79
10/31/2018	324	78.50
10/31/2018	16,705	78.92
11/1/2018	808	79.00
11/1/2018	13,062	78.89
11/1/2018	4,660	78.99
11/1/2018	1,065	79.00
11/1/2018	17,224	78.89
11/1/2018	6,146	78.99
11/1/2018	527	79.00
11/1/2018	8,514	78.89
11/1/2018	3,038	78.99
11/2/2018	875	79.00
11/2/2018	779	78.98
11/2/2018	1,154	79.00
11/2/2018	1,027	78.98
11/2/2018	571	79.00
11/2/2018	508	78.98
11/5/2018	28,293	79.92
11/5/2018	13,466	79.96
11/5/2018	37,308	79.92
11/5/2018	17,757	79.96
11/5/2018	18,441	79.92
11/5/2018	8,777	79.96
11/6/2018	13,769	79.94
11/6/2018	7,743	79.97

11/6/2018	12,894	79.94
11/6/2018	18,156	79.94
11/6/2018	10,210	79.97
11/6/2018	17,002	79.94
11/6/2018	8,975	79.94
11/6/2018	5,047	79.97
11/6/2018	8,404	79.94
11/7/2018	4,019	79.98
11/7/2018	2,619	79.98
11/7/2018	5,299	79.98
11/9/2018	2,845	79.99
11/9/2018	2,158	79.99
11/9/2018	1,407	79.99

EXHIBIT 99.1

JOINT FILING AGREEMENT
 PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE: November 9, 2018

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
CLIFTON S. ROBBINS